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                          April 26, 2023

       Cynthia French
       Chief Financial Officer
       ParkerVision, Inc.
       4446-1A Hendricks Avenue, Suite 354
       Jacksonville, Florida 32207

                                                        Re: ParkerVision, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 20,
2023
                                                            File No. 333-271351

       Dear Cynthia French:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Paul Lucido